SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

May 23, 2013

Via EDGAR

U.S. Securities and Exchange Commission

Attention: Kieran Brown/ Christina DiAngelo

100 F Street, N.E.

Washington, D.C. 20549

Re:	CĪON Investment Corporation (File Nos. 333-178646 and 814-00941)

Dear Mr. Brown and Ms. DiAngelo:

On behalf of CĪON Investment Corporation (the “Company”), set forth below is the Company’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company during telephonic conversations held on March 15, 2013, April 8, 2013, April 24, 2013, May 3, 2013, May 8, 2013 and May 15, 2013, regarding Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form N-2 (File No. 333-178646) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”) and the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”). The Staff’s comments are set forth below in bold italics and are followed by the Company’s responses. Where revisions to the Registration Statement or Prospectus are referenced in the Company’s responses set forth below, such revisions have been included in Post-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”), filed concurrently herewith.

1.             Please confirm that the next amendment to the Registration Statement will include the Company’s audited financial statements for the year ended December 31, 2012.

Response: The Company confirms that Amendment No. 2 includes the Company’s audited financial statements for the period from January 31, 2012 (inception) through December 31, 2012.

2.             Please revise the second to last full paragraph on the cover page of the Prospectus and similar disclosure included in the subscription agreement to be styled in bullet point format.

Atlanta	Austin	Houston	NEW YORK	SACRAMENTO	Washington DC

The following are some of the bullet points requested from another registrant.  Please modify accordingly.

a.	You should not expect to be able to sell your shares regardless of how we perform.
b.	If you are able to sell your shares, you will likely receive less than your purchase price.
c.	We do not intend to list our shares on any securities exchange during or for what may be a significant time after the offering period, and we do not expect a secondary market in the shares to develop.
d.	We have implemented a share repurchase program, but only a limited number of shares are eligible for repurchase by us. In addition, any such repurchases will be at a 10% discount to the current offering price in effect on the date of repurchase.
e.	You should consider that you may not have access to the money you invest for an indefinite period of time.
f.	An investment in our shares is not suitable for you if you need access to the money you invest. See “Share Repurchase Program,” “Suitability Standards” and “Liquidity Strategy.”
g.	Because you will be unable to sell your shares, you will be unable to reduce your exposure on any market downturn.
h.	Our distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to shareholders through distributions will be distributed after payment of fees and expenses.

Response: The Company has revised the disclosure accordingly.

3.             Please delete the following phrase, which appears in footnote 3 to the price grid on the front cover of the prospectus, “neither of which will be paid by you for shares issued pursuant to our distribution reinvestment plan.”

Response: The Company has revised the disclosure accordingly.

4.             On page 2 of the Registration Statement, under “Prospectus Summary,” please expand the disclosure in the second paragraph to explain that the Company’s net asset value per share will change and a shareholder who elects to sell may be selling at a price below the shareholder’s initial purchase price as well as below the Company’s current net asset value per share.

Response: The Company has revised the disclosure accordingly.

5.             In the eighth bullet point on page 8 of the Registration Statement, under “Prospectus Summary,” please take into consideration whether disclosure is required here or elsewhere in the Registration Statement regarding the following with respect to the Company’s total return swap, or TRS:

a.	Is the Company aware of the AICPA Audit Risk Alert 2011-2012 and has the Company taken this into consideration when drafting the disclosure regarding the TRS in the Registration Statement, including the audited financial statements and the notes thereto?

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Response: The Company has reviewed the AICPA Audit Risk Alert and believes that the disclosure provided in Note 6 of the notes to the Company’s audited financial statements for the period from January 31, 2012 (Inception) through December 31, 2012 meets the disclosure requirements set forth in the AICPA Audit Risk Alert.

b.	How will the TRS affect the incentive fee calculation? Please explain and provide disclosure, as appropriate, in the Registration Statement.

Response: As disclosed in the Registration Statement, on December 17, 2012, Flatiron Funding, LLC (“Flatiron”), the Company’s wholly-owned, special purpose financing subsidiary, entered into a total return swap (“TRS”) with Citibank, N.A. (“Citibank”). The agreements between Flatiron and Citibank are collectively referred to as the TRS.

The capital gains incentive fee payable to CĪON Investment Management, LLC pursuant to the investment advisory agreement equals 20.0% of the Company’s realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees. Realized gains/losses that arise pursuant to the TRS appear on the Company’s statement of operations as realized gains/losses from the TRS.

For purposes of computing the capital gains incentive fee, the Company, in a manner consistent with GAAP, treats as realized gains or losses on the total return swap both a) the interest spread, which represents the difference between i) the interest and fees received on the underlying loans held pursuant to the TRS (the “TRS Loans”) and ii) the interest paid to Citibank on the settled notional value of the underlying TRS Loans, and b) the net realized gains or losses on the sale or maturity of the underlying TRS Loans. However, after further discussions with the Staff, the Company has agreed to modify its calculation of the incentive fee going forward.

6.             In the fourth full paragraph on page 10 under “Prospectus Summary – Use of Proceeds,” please include the appropriate disclosure under the Fees and Expenses table and the Company’s Schedule of Investments in the financial statements if any of the Company’s cash and cash equivalents that are invested in money market or other funds.

Response: The Company has adjusted the disclosure accordingly.

7.             In the fifth full paragraph on page 10 under “Prospectus Summary – Distributions,” please provide disclosure regarding the composition of the distribution, indicating what portion, if any, is a return of capital, and the source of the income to pay the distribution, indicating if it is paid from earnings, the expense reimbursement agreement, etc. Please include similar disclosure throughout the Registration Statement when discussing the distribution, including on page 56 under “Distributions.”

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Response: The Company will undertake to comply with this request in subsequent filings. At this time, the information included in the Registration Statement is for the period from January 31, 2012 (Inception) through December 31, 2012 and no distributions were declared during that period. In addition, the Company acknowledges that there is disclosure in the Registration Statement regarding distributions declared in January, February and March of 2013. The Company has included such disclosure in its quarterly report on Form 10-Q for the quarter ended March 31, 2013 and will include such disclosure in any subsequent amendment to the Registration Statement, which would include any such subsequent quarterly or annual information.

8.             In the second full paragraph on page 11 under “Prospectus Summary – Share Repurchase Program,” please explain why Rule 13e-4(f)(8)(i) under the Securities Exchange Act of 1934 is not violated. The Staff specifically references the following sentence, “If you choose to tender only a portion of your common stock, you must maintain a minimum balance of $5,000 worth of common stock following a tender of common stock for repurchase.”

Response: Rule 13e-4 pertains to tender offers by issuers. Specifically, Rule 13e-4(f)(8)(i) provides that, “No issuer or affiliate shall make a tender offer unless the tender offer is open to all security holders of the class of securities subject to the tender offer.” As disclosed in the Registration Statement, all individuals who purchase shares in the Company’s public offering must initially invest at least $5,000 in shares of the Company’s stock. The Omnibus Guidelines adopted by the North American Securities Administrators Association contemplate minimum initial and subsequent cash investment amounts (the “Guidelines”). Consistent with the Guidelines and the desire to effectively manage costs on behalf of all investors, to participate in the share repurchase program, investors are required to either tender at least 25% of the shares held or all of the shares held by a shareholder. To the extent a shareholder wishes to tender less than all of his/her shares, he/she must maintain at least $5,000 worth of shares following a tender of shares for repurchase, which is consistent with the minimum investment disclosed in the Registration Statement. This provision benefits all investors by avoiding costs associated with potentially significant numbers of investors that otherwise might hold de minimis amounts of the Company’s shares. Accordingly, we do not believe that this requirement excludes shareholders from being able to participate in the share repurchase program. Specifically, the share repurchase program’s minimum balance requirement applies only to partial tenders, but does not in any way limit the ability of each shareholder to tender all of his/her outstanding shares in connection with each repurchase offer, regardless of whether or not he/she holds less than $5,000 of the Company’s shares. In short, each shareholder is entitled to participate in the same manner and to the same extent as each of the Company’s other shareholders.

9.             In the third full paragraph on page 11 under “Prospectus Summary – Share Repurchase Program,” please modify the following sentence to alert shareholders to the fact that there can be no assurance that any such relief would be granted: “We intend to seek relief from Regulation M under the Exchange Act from the Division of Trading and Markets of the SEC in connection with our proposed share repurchase program to permit us to repurchase shares at a price other than net asset value.”

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Response: The Company has revised the disclosure accordingly.

10.           In the first bullet point on page 15 under “Prospectus Summary – Conflicts of Interest,” please modify the disclosure to alert shareholders to the fact that there can be no assurance that such exemptive relief would be granted.

Response: The Company has revised the disclosure accordingly.

11.           In the paragraph under “Prospectus Summary – Recent Developments – Status of Initial Public Offering,” the Staff notes that only $8.6 million has been raised as of the date referenced. Please review whether the assumptions included in the “Fees and Expenses” table and throughout the Registration Statement, which assumes raising $100 million in gross proceeds, should be updated given the current status of the offering.

Response: The Company has reviewed the calculations throughout the Registration Statement where the assumption is that the Company will raise $100 million in gross proceeds for the fiscal year ending December 31, 2013. The Company believes that this assumption is accurate and, as a result, has not made any changes to the related disclosure throughout the Registration Statement. Specifically, the Company notes that as of the date of this letter, it has raised approximately $31 million in gross proceeds. These sales were made largely after breaking escrow in December 2012 and the pace of sales has accelerated during the first quarter of 2013. Moreover, the dealer manager continues to manage the expansion of our distribution channels and we expect this to continue. Given the Company’s projected pace of sales, the Company believes that it is reasonable to estimate that it will raise approximately $100 million in gross proceeds during the fiscal year ending December 31, 2013.

12.           In the second paragraph under “Prospectus Summary – Recent Developments – Portfolio Update,” please explain how the Company calculated the estimated gross annual portfolio yield of 7.48%.

Response: The estimated gross portfolio yield was calculated by taking the weighted average, by cost, of each investment’s “yield on cost”. The yield on cost calculation method assumes each investment is purchased on its trade date at its purchase price, that interest (LIBOR floor plus margin) is paid in accordance with the terms of such investment, and that the investment is repaid at par on its stated maturity date.

13.          The Staff notes reference in the first paragraph under “Prospectus Summary – Recent Developments – Total Return Swap” that Flatiron Funding, LLC is a wholly-owned subsidiary of the Company. Please disclose where appropriate in the Registration Statement and in the Company’s Notes to its audited Financial Statements whether Flatiron Funding, LLC is consolidated with the Company for financial statement reporting purposes. The Staff expects that it would be consolidated with the Company for financial statement reporting purposes.

Response: The Company hereby confirms that Flatiron Funding, LLC is a wholly-owned subsidiary of the Company and is consolidated with the Company for financial statement reporting purposes. The Company respectfully refers the Staff to Note 2 of the Company’s notes to its audited financial statements for the period from January 31, 2012 (Inception) through December 31, 2012 included in the Registration Statement, wherein such consolidation is disclosed.

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14.           In the last paragraph on page 16 under “Prospectus Summary – Recent Developments – Total Return Swap” and wherever appropriate throughout the Registration Statement, including the Notes to the Company’s audited Financial Statements, please describe the minimum usage fee and termination fee and disclose the amount of each.

Response: The Company believes that the disclosure included in Note 6 to the notes to the Company’s audited financial statements for the period January 31, 2012 (Inception) through December 31, 2012 provides the information the Staff is requesting regarding the minimum usage fee and the termination fee.

15.          With respect to the reimbursement arrangements described in footnote 3 to the “Fees and Expenses” table on pages 18-19, please provide information regarding the following:

a.	Please provide a FAS 5 Analysis. Should a liability be booked under FAS 5?

Response: As disclosed in Note 7 to the Company’s notes to the audited financial statements for the period from January 31, 2012 (Inception) through December 31, 2012, offering costs in the amount of approximately $2.0 million have been incurred by CIM or its affiliates, of which approximately $1.0 million have been reimbursed by the Company. The Company’s payment of organization costs and offering expenses is capped at 1.5% of the gross proceeds from the offering. Under the terms of the investment advisory agreement, CIM and certain of its affiliates, which includes ICON Investment Group, LLC (“IIG”), will become entitled to receive reimbursement of up to 1.5% of the gross proceeds raised until all organization costs and offering expenses have been reimbursed. The decision to fund the Company’s organization costs and offering expenses and the decision to seek reimbursement for such costs is at the discretion of IIG and its affiliates. As a result, the Company may or may not be requested to reimburse any further such costs by IIG.

Pursuant to the Expense Support and Conditional Reimbursement Agreement (the “Expense Support Agreement”), IIG has agreed to reimburse the Company in an amount sufficient to (i) reduce the Company’s operating expenses until the Company has achieved economies of scale to ensure it bears a reasonable level of expense in relation to its investment income (“Operating Expense Objective”), and (ii) ensure that no portion of distributions made to the Company’s shareholders will be paid from the Company’s offering proceeds or borrowings (the “Distribution Objective”). Subject to the Operating Expense Objective and the Distribution Objective, the Company will have a conditional obligation to reimburse IIG for amounts funded by IIG pursuant to such agreement if, during any fiscal quarter occurring within three years of the date on which IIG funded such amount, the sum of the Company’s net investment income for tax purposes, net capital gains, and the amount of any dividends and other distributions paid to the Company on account of investments in portfolio companies exceeds the cumulative distributions paid by the Company to its shareholders.

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Accounting Standards Codification Topic (ASC) 450 generally requires the recognition of a liability when the occurrence of the liability is probable, can be reasonably estimated and relates to activities of the current or prior period. With respect to organizational costs and offering expenses, the amount of equity to be raised in the Company’s IPO, and the timing related thereto, is uncertain. Similarly, it is uncertain if or when IIG will seek reimbursement for any such additional costs incurred, and we are not able to reasonably estimate when that will occur, particularly given the Company’s limited operating history.

With respect to the Expense Support Agreement, given the uncertainty of the amount of equity to be raised in the Company’s IPO, the timing of raising such equity, and the Company’s limited operating history, there is uncertainty as to when the objectives of the Expense Support Agreement will be met and, therefore, whether or not the Company will be required to reimburse IIG pursuant to such agreement. Moreover, IIG may or may not seek reimbursement pursuant to the Expense Support Agreement. As a result, we do not know whether IIG will be eligible for such reimbursement in the future (or the probability thereof), nor are we able to reasonably estimate such an amount.

Accordingly, the Company does not believe it meets the requirements of ASC 450 necessary to recognize such costs or expenses as a liability. However, the Company has fully disclosed such amounts incurred, to the extent known, in its financial statements.

b.	Please ensure that the notes to the audited financial statements for the year ended December 31, 2012 include a schedule which includes payments made by CIM, amounts subject to reimbursement and amounts reimbursed to CIM.

Response: The Company respectfully refers the Staff to Note 3 to the notes to the Company’s audited financial statements for the period from January 31, 2012 (Inception) through December 31, 2012, which includes disclosure regarding the payments made by CIM, amounts subject to reimbursement, and amounts reimbursed to CIM. Given that the activity could be adequately described in the narrative disclosure and the short period of time that elapsed since breaking escrow, the Company does not believe that a schedule to the audited financial statements for the period January 31, 2012 (Inception) through December 31, 2012 is needed. The Company has provided such a schedule in its Form 10-Q for the quarter ended March 31, 2013.

c.	Consistent with the Audit Risk Alert, please explain if any reimbursement is linked to the expense ratio at the time the expenses were waived. If that is not the case, then please explain why the entire liability has not been booked.

Response: The Expense Support Agreement does not include an “expense ratio” similar to those other non-traded business development companies may have included in similar agreements. The Company’s financial statements currently disclose organizational costs and offering expenses incurred to date. With respect to further potential reimbursements, we respectfully refer to our response to Comment No. 15.(a) above. In short, the Company does not believe that any such expenses reimbursed by IIG currently meet the requirements of ASC 450 necessary to recognize such costs or expenses as a liability.

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16.           On page 21 under “Compensation of the Dealer Manager, the Adviser and Certain Non-affiliates,” please explain the difference between the 15.0% cap on the reimbursement of the organization and offering expenses to the 1.5% cap referenced elsewhere in the Registration Statement.

Response: The Company notes that the 15.0% cap on the reimbursement of the organization and offering expenses is the requirement imposed by the Financial Industry Regulatory Authority, Inc. (“FINRA”) and disclosure the Company is required by FINRA to include in its Registration Statement. The Company reaffirms that the Company intends to comply with the 1.5% cap referenced elsewhere in the Registration Statement upon completion of the offering.

17.           In the Company’s Schedule of Investments, to the extent that an investment has both PIK interest and cash interest, please separately disclosure the percentage attributable to PIK interest and that attributable to cash interest.

Response: The Company hereby confirms that none of its current investments have PIK interest. The Company hereby undertakes to include such disclosure in future filings when, and if, applicable.

18.           In the carry-over paragraph on pages 60-61 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Reimbursement of ICON Capital,” please explain how the Company would make the determination referenced in the following sentence: “We will reimburse ICON Capital for the administrative expenses necessary for its performance of services to us, provided that such reimbursement will be the lower of ICON Capital’s actual costs or the amount that we would be required to pay for comparable administrative services in the same location …”

Response: The Administration Agreement between the Company and ICON Capital was approved by our Board of Directors. The Company is reimbursing ICON Capital for administrative expenses based on actual costs incurred in this geographic region based on vendor invoices or actual compensation or costs paid. Such costs do not or would not include any premium or markup imposed by ICON Capital. Management of the Company would make such determination with respect to costs associated with the performance of such services based, in part, on its experience in managing other alternative investment funds, the amount of assets under management, and the number of transactions executed. Moreover, renewal of the Administration Agreement is subject to Board or shareholder approval, including approval of the “independent directors” and it may be terminated at any time by the Company upon sixty (60) days’ written notice to the Administrator.

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19.           On page 68 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition, Liquidity and Capital Resources – Commitments and Contingencies and Off-Balance Sheet Arrangements – Commitments and Contingencies,” please explain the type of contracts included in this disclosure and why the Company believes that the risk of loss is remote.

Response: The Company has entered into certain contracts with other parties that contain a variety of indemnifications. Such contracts include the investment advisory, the investment sub-advisory, the administration and the dealer-manager agreements, as well as other arrangements for audit, tax and valuation services. We have not experienced claims or losses pursuant to these agreements and the Company believes that the risk of loss is remote. To the extent that there was an issue under such agreements or the risk was greater than originally contemplated and a loss was probable and reasonably estimable, the Company would include additional disclosure and record a loss accrual.

20.           Please confirm that the Senior Securities table will be completed in the next amendment to the Registration Statement and that the Company’s accountants will be issuing an audit report on such table.

Response: The Company has included a Senior Securities table in Amendment No. 2 and the Company’s accountants have issued an audit report on such table.

21.           Please confirm that the Portfolio Company table will be completed in the next post-effective amendment to the Registration Statement.

Response: The Company hereby confirms that Amendment No. 2 includes a completed Portfolio Company table.

22.           On page 109 – “Reimbursement of ICON Capital,” explain what “other reasonable methods” means and how allocation is accomplished.

Response: With respect to determining a reasonable allocation of costs to the Company, “other reasonable methods” may include a combination of methods based on assets, revenues or time records, or, to the extent such methods would not apply to a particular cost, we would endeavor to develop a similarly objective standard that would be reasonable and fair under the circumstances.

23.           On page 115, under “Reimbursement Support and Conditional Reimbursement Agreement,” explain how the possible termination and required repayment does not violate Section 15(a)(3).

Response: Section 15(a) of the 1940 Act provides that a registered investment company may not enter into an investment advisory agreement that imposes a penalty if the agreement is terminated. The expenses that are addressed under the Expense Support Agreement include expenses that have already been incurred. As a result, any such requirement to repay expenses upon termination of the Advisory Agreement amounts to payment of services provided and is not an additional payment being imposed under the Expense Support Agreement. The reference to the termination of the Advisory Agreement in the Expense Support Agreement is included only as a reference to a point in time where repayment could be required and does not tie the two agreements together. Further, the fees incurred under the Advisory Agreement are not increased or altered by the Expense Support Agreement.

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The purpose of the Expense Support Agreement is to: (i) ensure that no portion of the Company’s distributions to its shareholders will be paid from its offering proceeds or borrowings, and/or (ii) reduce the Company’s operating expenses until the Company has achieved economies of scale sufficient to ensure that the Company bears a reasonable level of expense in relation to its investment income. As a result, the Expense Support Agreement addresses payment of services provided and does not address payment of the management fee and incentive fee payable to CIM under the Advisory Agreement. The provision of the Expense Support Agreement that contemplates that the Company could be required to repay IIG for all reimbursements previously funded by IIG allows IIG the ability, at a later date, to be reimbursed for the costs it has already incurred. Such a payment is not a penalty for termination of the Advisory Agreement, but rather is a customary contractual provision that provides for an acceleration of the conditional obligation of the Company to pay IIG for payments that have already been made by IIG.

Furthermore, the expenses that may become due and payable under the Expense Support Agreement also may include expenses such as legal services, accounting services, and printer expenses, which are not considered advisory services. Therefore, such payments for services provided to the Company under the Expense Support Agreement do not come within the scope of Section 15(a) of the 1940 Act, regardless of the timing of repayment, which is all the Expense Support Agreement covers.

In light of the foregoing, the Company believes that the repayment described in the Expense Support Agreement does not constitute a violation of Section 15(a)(3) of the 1940 Act. The Company would like to point out to the Staff that this provision of the Company’s Expense Support Agreement is a provision included by other non-traded business development companies in similar agreements.

24.           Please confirm that the certifications attached to the Form 10-K, which are required by Rule 13a-14(a)/15d-4(a) and are set forth in Item 601(b)(31)(i) of Regulation S-K.

Response: The Company confirms that the correct certifications were filed along with the Form 10-K. The Company omitted a portion of the introductory language in paragraph 4 as well as the language in paragraph 4(b) of the certificates. These portions of the certificates, which refer to the certifying officers’ responsibility for designing, establishing and maintaining internal control over financial reporting for the Company in reliance on Rule 13a-14(a), were omitted because the Company was not subject to the internal control over financial reporting requirements set forth in Rule 13a-15 for the fiscal year ended December 31, 2012.

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25.           Please provide updated information for the charts included on pages 6 and 7 of the Form 10-K. Such updated information can be provided in the Company’s post-effective amendment to the Registration Statement.

Response: The Company has revised the disclosure accordingly.

26.           Please provide the Staff with a copy of the Company’s asset coverage ratio calculation for the year ended December 31, 2012.

Response: The Company has provided the requested calculation to the Staff under separate cover.

27.          The Staff directs the Company’s attention to the line item entitled “Accounts payable and accrued expenses” under the “Liabilities” section on the Company’s Consolidated Balance Sheet. In accordance with Rule 6-04, Item 12 of Regulation S-X requires that a company state the following things separately:

a.	Amounts payable for investment advisory, management and services fees; and
b.	The total amount payable to:
i.	Officers and directors;
ii.	Controlled companies; and
iii.	Other affiliates, excluding any amounts owing to noncontrolled affiliates which arise in the ordinary course of business and which are subject to usual trade terms.

Please review these requirements and revise the disclosure accordingly.

Response: As of December 31, 2012, the Company did not have any amounts payable or accrued for investment advisory, management and service fees, nor did it have any material amounts payable to officers, directors, controlled companies or any other affiliates. If such amounts arise in the future in the ordinary course of business, the Company will make the appropriate disclosures.

28.          The Staff directs the Company’s attention to the line item entitled “Commission payable” under the “Liabilities” section of the Company’s Consolidated Balance Sheet. The Staff does not believe that this line item should be included on the Company’s Consolidated Balance Sheet based on Chapter 8, paragraph 31 of the Audit Guide. Please revise or, if the Company believes that it is appropriate to include the line item on its Consolidated Balance Sheet, please explain why this presentation is consistent with Chapter 8, paragraph 31 of the Audit Guide.

Response: The Company believes it is appropriate to include the commissions payable of $23,100 on the Company’s consolidated balance sheet as of December 31, 2012, as it represents a liability the Company settled and paid after year end for commissions that were due to selling broker-dealers (which commissions were not deducted from proceeds received from shareholders) as a result of sales prior to December 31, 2012. Accordingly, due to the timing of settling such amount, it was recorded as a liability of the Company as of December 31, 2012.

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29.          The Staff directs the Company’s attention to the line item entitled “General and administrative” under the “Operating expenses” section of the Company’s Consolidated Statement of Operations. The Staff notes that “General and administrative” represents approximately 61% of the Company’s operating expenses and, in accordance with Rule 6-07(2)(b) of Regulation S-X, the Staff would expect to see a separate line item for each item comprising more than 5% of the Company’s general and administrative expenses.

Response: The Company has disclosed this information in its Form 10-Q for the quarter ended March 31, 2013 for any amounts that exceed 5% of the Company’s total operating expenses.

30.          The Staff directs the Company’s attention to the Company’s Consolidated Statement of Changes in Net Assets. In accordance with Rule 6-09(7) of Regulation S-X, the Staff would expect to see parenthetical disclosure of the balance of the Company’s undistributed net investment income included in net assets at the end of the period. Please revise the disclosure accordingly.

Response: The Company has included this information in its Consolidated Statement of Changes in Net Assets in its quarterly report on Form 10-Q for the quarter ended March 31, 2013.

31.          The Staff directs the Company’s attention to the Company’s Consolidated Schedule of Investments. The Staff acknowledges that the Company included its short term investments in Treasury obligations as requested by the Staff. In the future, please be sure to include the series, if the investment is in a multi-class product, as well as the rate/ yield at the end of the period, if applicable.

Response: The Company acknowledges the Staff’s requests and, as applicable, the Company has included this information in its Consolidated Schedule of Investments in its quarterly report on Form 10-Q for the quarter ended March 31, 2013.

32.           In “Note 2. Offering Expenses,” please explain how the Company’s reimbursement of $1.0 million of offering expenses to IIG is consistent with the Company’s reimbursement cap of 1.5% on the gross proceeds from the offering

Response: Under the terms of the investment advisory agreement between the Company and CĪON Investment Management, LLC (the “Adviser”), the Adviser and certain of its affiliates, which include IIG, are entitled to receive reimbursement of up to 1.5% of the gross proceeds raised until all organization and offering costs have been reimbursed. The Company’s filings with the SEC indicate that the Company may incur in connection with the offering approximately $15 million of expenses if the maximum number of shares is sold. The cap of 1.5% relates to gross proceeds raised through the completion of the offering, which the Company intends to continue for at least two years. Upon completion of the offering, the Company does not expect that such reimbursements will exceed the cap, and therefore, believes that the Company’s reimbursement of $1.0 million of offering expenses is consistent with the manner in which the cap is intended to be applied.

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33.           In “Note 2. Income Taxes,” please inform the Staff if the Company has elected to be treated for federal income tax purposes as a regulated investment company, or RIC, under Subchapter M of the Internal Revenue Code of 1986. If not, please inform the Staff when the Company expects to make such election.

Response: As of December 31, 2012, the Company has not elected to be treated for federal income tax purposes as a RIC. The Company intends to make such election when it files its 2012 federal income tax return during 2013.

34.           In “Note 6. Total Return Swap,” please include a footnote to the table where the underlying senior secured loans are listed to indicate which loans are qualifying.

Response: The Company has included this information in the Notes to its Consolidated Financial Statements in its quarterly report on Form 10-Q for the quarter ended March 31, 2013.

35.           In “Note 8. Borrowings,” please explain if the $179,180 unsecured financial arrangement and the $123,000 paid by IIG are included in the Company’s financial statements. Please also provide the following additional information regarding this financial arrangement:

a.	The name of the counterparty, and
b.	The terms of the reimbursement of IIG for the $123,000 previously paid by IIG.

Response: The unpaid principal balance of the unsecured financial arrangement of $72,682 is included in the Company’s consolidated financial statements as of December 31, 2012 (included in accounts payable and accrued expenses on the consolidated balance sheet). The $123,000 paid by IIG is included in the amount disclosed in Note 2. Summary of Significant Accounting Policies, Offering Expenses, in the consolidated financial statements, and represents amounts paid by IIG prior to the Company commencing operations and are subject to reimbursement by the Company.

a.	The name of the counterparty is Flatiron Capital, a division and wholly-owned subsidiary of Wells Fargo Bank, N.A.
b.	There are no terms as it relates to the reimbursement of such expenses to IIG. Certain organizational and offering expenses have been funded by IIG and its affiliates and there is no liability for these costs to the Company until IIG and its affiliates submit such costs for reimbursement.

36.          The Staff has the following comments on the Financial Highlights Table included in Note 11:

a.	Explain why there is no “Net asset value at beginning of period” included in the table. Because the Company had a seed balance sheet, the Staff would have expected this line item to reflect the $9.00 per share value included in the prospectus for the Company’s initial public offerings.

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b.	In addition to the “Ratio of operating expenses to average net assets,” please also include the “Ratio of operating expenses to gross assets.”
c.	Please review Item 4.3 of Form N-2 to see if additional information is required to be included in this table as well as whether additional information should be presented with respect to the Company’s asset coverage ratio.
d.	Please consider whether there is any additional information to be included regarding the calculation of the portfolio turnover rate. The Staff refers the Company to Section 30(e)(6) of the Investment Company Act of 1940.

Response:

a.	The Company was incorporated on August 9, 2011. The Company had been inactive since that date except for routine matters relating to its organization and the registration of its shares of common stock with the SEC. On January 31, 2012, the Company was initially capitalized by a $1,000 capital contribution from IIG, which we refer to as the Company’s inception. Subsequently, on December 17, 2012, the Company met its minimum offering requirement and commenced its operations. Accordingly, prior to January 31, 2012, the Company had no transactions and no net asset value.

b.	The Company does not believe that a ratio of operating expenses to gross assets is required by the applicable regulations to be included in such table.

c.	The Company has reviewed Item 4.3 of Form N-2 regarding “Senior Securities.” The Company notes that it has included the complete table of senior securities required by Item 4.3 in the Registration Statement. The Company is not aware of any additional information that should be included regarding the asset coverage ratio and believes that all required information is properly disclosed.

d.	As the Staff has acknowledged, Section 30(e)(6) of the Investment Company Act of 1940 is not applicable to business development companies. However, the Company has reviewed this section and the Company believes that it has included the information contemplated by Section 30(e)(6) in the Form 10-K. Reference is made to the following information from the Company’s Form 10-K:

(i)	In Item 6. Selected Financial Data, of Part II, the line items:

- “Total portfolio investment purchases during the period”

- “Total portfolio investment sales and prepayments during the period”, as well as the Company consolidated statement of cash flows;

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(ii)	In Item 7 of Part II, the section entitled “Portfolio Investment Activity for the Period from January 31, 2012 (Inception) through December 31, 2012”; and

(iii)	the Company’s consolidated statement of cash flows.

37.          The Staff again directs the Company’s attention to the line item entitled “Commission payable” under the “Liabilities” section of the Company’s Consolidated Balance Sheet. The Staff does not believe that this line item should be included on the Company’s Consolidated Balance Sheet based on Chapter 8, paragraph 31 of the Audit Guide. Please explain why this presentation is consistent with Chapter 8, paragraph 31 of the Audit Guide.

Response: After further discussions with the Staff, going forward, the Company will receive gross proceeds from the offering net of commissions payable to selling broker-dealers.

38.          The Staff again directs the Company’s attention to “Note 8. Borrowings.” Please provide the following additional information regarding the $179,180 unsecured financial arrangement and the $123,000 paid by IIG in the Notes to the financial statements as long as the financial arrangement remains outstanding:

a.	The name of the counterparty;
b.	The terms of the reimbursement of IIG for the $123,000 previously paid by IIG;
c.	Disclosure required under Rule 6.07(3) under Regulation S-X, including the following:
i.	The average amount of the borrowings, and
ii.	The average interest rate.

Response: The Company has added the requested disclosure, as applicable, in the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2013.

39.          The Staff has the following comments on the Financial Highlights Table included in Note 11:

a.	In addition to the “Ratio of operating expenses to average net assets,” please also include the “Ratio of operating expenses to gross assets.”

Response: The Company has included the “ratio of operating expenses to gross assets” in the Financial Highlights table in its quarterly report on Form 10-Q for the quarter ended March 31, 2013.

40.          The Staff has the following comments regarding the calculation of the Company’s incentive fee calculation under the Company’s investment advisory agreement with CĪON Investment Management, LLC, the Company’s investment adviser, (“CIM” or the “Adviser”) with respect to the investments held in the Company’s total return swap (the “TRS”):

a.          The Staff believes that the Company should look through to the investments held at the TRS and treat those investments as if they were investments held directly by the Company for the purpose of the calculation of the incentive fee calculation.

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Accordingly, the Staff believes that any income earned on investments held in the TRS should be accounted for under the subordinated incentive fee on income portion of the incentive fee calculation rather than the capital gains incentive fee portion of the incentive fee calculation.

Response: The Company has agreed to modify its calculation of the incentive fee in accordance with the Staff’s interpretation going forward.

b.         Please provide a schedule reflecting the current manner in which the Company calculates the incentive fee with respect to the TRS as compared to the calculation the Staff is now requesting in comment 40(a) above.

Response: The Company has provided the requested calculation to the Staff under separate cover.

c.         The Staff believes that the Company’s investment advisory agreement, as currently drafted, does not permit the Company to earn an incentive fee on the assets held in the TRS. The Staff is hereby requesting that the Company amend the investment advisory agreement and, if the Staff determines that such a change would constitute a material amendment to the existing investment advisory agreement, obtain the required shareholder approval for the revision.

Response: Based on discussions with the Staff, the Company has agreed to modify its calculation of the incentive fee in accordance with the Staff’s interpretation and, as a result, no change to the investment advisory agreement is required.

41.           Please provide schedules or other information to support the disclosure included in the Registration Statement that the Company expects to have raised $100 million in gross proceeds by the end of the current fiscal year.

Response: The Company has provided the requested information to the Staff under separate cover.

42.          The Staff has the following comments regarding the Company’s Expense Support and Conditional Reimbursement Agreement (the “Expense Support Agreement”):

a.         Please add the following disclosure, amended as appropriate, to the Registration Statement as well as to each quarterly report on Form 10-Q, annual report on Form 10-K and any marketing materials distributed by the Company:

i.	We may fund our cash distributions to stockholders from any sources of funds available to us, including expense reimbursements from ______________ that are subject to recoupment, as well as offering proceeds, and borrowings. We have not established limits on the amount of funds we may use from available sources to make distributions. We expect that for a significant time after this offering, substantially all of the Fund’s distributions will be funded from expense reimbursements from _________________, which are subject to recoupment. The purpose of this arrangement is to avoid such distributions being characterized as returns of capital. Shareholders should understand that any such distributions are not based on the Fund’s investment performance, and can only be sustained if the Fund achieves positive investment performance in future periods. There can be no assurance that the Fund will achieve such performance in order to sustain these distributions, or be able to pay distributions at all. For the fiscal year ended December 31, 2012, if expense reimbursements of xx were not granted by ________, xx% of the distribution rate would be a return of capital.

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Response: The Company has added the requested disclosure in its quarterly report on Form 10-Q for the quarter ended March 31, 2013.

b.	Please add the following disclosure, amended as appropriate, to the front cover of the Registration Statement:

i.         The Fund’s previous distributions to stockholders were funded from temporary fee reimbursements that are subject to repayment to the Fund’s Adviser.  They were not based on the Fund’s investment performance, and are not representative of distributions that the Fund will be able to pay in future periods.  This was done to avoid such distributions from being characterized as returns of capital.  Their repayment will reduce the distributions to which you would otherwise be entitled.

Response: The Company has added the requested disclosure in its quarterly report on Form 10-Q for the quarter ended March 31, 2013.

c.	Please confirm that the Company will comply with the following conditions regarding the Expense Support Agreement:

i.	The reimbursement period will be limited to three years.

Response: The Company hereby confirms that the reimbursement period under the Expense Support Agreement is limited to the three year period described in Section 2.2 of the Expense Support Agreement.

ii.	The Company’s expense ratio, after taking into account the reimbursement payment, may not be higher than the Company’s expense ratio at the time the corresponding expense support liability was incurred by the Adviser. In other words, the amount of any reimbursement payment is capped so that the Company’s expense ratio, as of the date of the reimbursement, does not exceed the Company’s expense ratio as of the date of the corresponding expense support payment. For these purposes, expense ratio refers to operating expenses of the Company.

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Response: The Company hereby confirms that its expense ratio, after taking into account the reimbursement payment, may not be higher than the Company’s expense ratio at the time the corresponding expense support liability was incurred by IIG under the Expense Support Agreement.

iii.	The annualized distribution rate to shareholders, on a percentage basis, is equal to or greater than the annualized distribution rate to shareholders, on a percentage basis, as of the date the corresponding expense support payment was made.

Response: The Company hereby confirms that the annualized distribution rate to shareholders, on a percentage basis, is equal to or greater than the annualized distribution rate to shareholders, on a percentage basis, as of the date the corresponding expense support payment was made.

43.          The SEC Staff requested an analysis regarding why a reimbursement for the offering costs submitted by CĪON Investment Management, LLC or its affiliates (the “Adviser”) in the amount of approximately $1.0 million (the “Reimbursement”) is permitted under Section 57(a)(3) of the Investment Company Act of 1940 (the “1940 Act”).

Response: The Company believes the Reimbursement was permitted under Section 57(a)(3) of the 1940 Act for the following reasons: (i) the Reimbursement does not constitute “a borrowing;” (ii) the Reimbursement was and is a contingency, the outcome of which is currently unknown; (iii) the Reimbursement was intended to “reimburse” the Adviser for expenses it had incurred and paid on the Company’s behalf pursuant to the terms of the Agreement (defined below); and (iv) given the foregoing, the Adviser could not “knowingly” have borrowed money from the Company.

The Reimbursement is Not a Borrowing: Section 57(a)(3) of the 1940 Act provides that: It shall be unlawful for any person who is related to a business development company in a manner described in subsection (b) of this section, acting as principal knowingly to borrow money or other property from such business development company (unless the borrower is controlled by the lender), except as permitted in Section 21(b) or Section 62.

The term “borrowing” is not defined under the 1940 Act. However, for purposes of Section 57(a)(3) of the 1940 Act, the concept of borrowing money can be compared to a loan. A loan is commonly defined as a debt evidenced by a note, which specifies, among other things, the principal amount, the interest rate and the date of repayment. The Adviser and the Company did not structure the Reimbursement as a “borrowing” or a “loan,” but rather represents payments for offering costs previously paid by the Adviser. The Reimbursement was not evidenced by a note, contemplated no interest rate, and lacked other features commonly associated with a loan. For example, there is no date certain with respect to any such hypothetical repayment, since it is unlikely that the Reimbursement would exceed the 1.5% cap at the completion of the offering. Similarly, no principal amount is identified to which an interest rate could even be applied. Furthermore, the Reimbursement is entirely discretionary on the part of the Adviser and may be submitted as long as it is under the 1.5% cap at the completion of the offering. Neither the Adviser nor the Company contemplated this as a borrowing or a loan. For all of these reasons, neither the Company nor the Adviser considered this a loan or a borrowing that would violate Section 57(a)(3).

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The Reimbursement is a Contingency: Section 2(b) of the Investment Advisory Agreement (the “Agreement”) between the Company and the Adviser provides: Under the terms of this Agreement, after the Company meets the minimum offering requirement, the Adviser and certain of its affiliates will become entitled to receive 1.5% of gross proceeds raised until all offering costs and organization costs and any future offering or organization costs incurred have been recovered.

The Agreement allows the Adviser to recover all of its current and future offering and organization costs, but includes flexibility with respect to when the Adviser requests reimbursement from the Company. In that regard, the cap of 1.5% relates to gross proceeds from the offering, which the Company intends to continue for at least two years. Upon completion of the offering, the Company does not expect the Reimbursement to exceed the cap, but the Company has disclosed that “[t]o the extent that payments of organization costs and offering expenses exceed the 1.5% cap at the end of the offering period, any excess amounts may be recoverable from IIG and its affiliates.”1

In light of the foregoing, the Company believes that the Reimbursement is best characterized as a contingency, which (i) is currently unknown, (ii) is unlikely to occur, and (iii) would not resolve itself until the completion of the offering. By way of example, the Company books a liability for offering expenses when “IIG and its affiliates submit such costs for reimbursement.”2 In that regard, Accounting Standards Codification Topic (“ASC”) 450 generally requires the recognition of a liability when the occurrence of the liability, if probable, can be reasonably estimated and relates to activities of the current or prior period. In this instance, there currently is no obligation to reimburse the Company, since the offering is still ongoing and is intended to be conducted over at least a two-year period. Such an obligation would not arise until the offering ceases so the timing and amount of any possible obligation has not yet been triggered. Therefore, the Adviser does not believe that the Reimbursement meets the requirements of ASC 450 to recognize such costs as a liability and thus remains a contingency. Accordingly, the Company believes that a contingency cannot be characterized as a borrowing, which in turn would mean that Section 57(a)(3) would be inapplicable.

The contingent nature of any potential obligation is further supported by the disclosure and estimates included in the “Fees and Expenses” table in the Registration Statement. The Company currently has raised approximately $31 million, expects to raise approximately $70 million by September 2013 and expects to raise approximately $100 million before December 31, 2013. Accordingly, the Company believes that the Reimbursement is well within the 1.5% cap and the contingency would resolve itself without any payment due back to the Company and, therefore, it is not a loan or a borrowing and would not violate Section 57(a)(3).

1 See “Related Party Transactions – Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Note 3 to the Financial Statements. Transactions with Related Parties.”

2 See Note 2 to the Company’s financial statements for the year ended December 31, 2012 under the sub-headings for each of “Organization Costs” and “Offering Costs.”

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Reimbursement under the Agreement: The Agreement specifically entitles the Adviser and its affiliates to recover “all offering costs and organization costs and any future offering or organization costs incurred . . .” The Agreement does not prohibit reimbursements of such costs that would exceed the 1.5% cap at any specific point in time during the offering so long as the cap is not exceeded upon completion of the offering. The Reimbursement represents costs actually incurred and paid by the Adviser, for which the Adviser has a right to seek reimbursement pursuant to the Agreement. The Adviser requested the Reimbursement based on the reasonable judgment that the capital raise would continue and that the amounts reimbursed would be within the cap. Since the Adviser has the discretion to submit any expenses for reimbursement, the Adviser will not submit any expenses that could potentially create an obligation when the offering comes to a close.

Intent of the Parties: Furthermore, the Adviser did not “knowingly” borrow money from the Company. As previously stated, the Adviser and the Company viewed this as a contingency that was unlikely to occur, without any of the features typically characterizing a loan. The Adviser’s financial statements also support this position. As such, to the extent the Reimbursement exceeded the cap, any such excess would be reconciled by or before the end of the offering. Neither the Company nor the Adviser intended the Reimbursement to be treated as a loan and the facts surrounding the Reimbursement do not indicate otherwise. Accordingly, it would be contrary to the relevant facts and circumstances and the parties’ intent to conclude that the Adviser borrowed money from the Company, and, in all events, that it intended to do so. Given the foregoing, the Company respectfully submits that the “knowingly” element of Section 57(a)(3) is absent.

Conclusion: For all of these reasons, the Company believes that the Reimbursement was permitted under Section 57(a)(3). In addition, as the Company discussed with the SEC Staff during a telephone call on Friday, May 3, 2013, the Adviser has offered to pay back the amount of money previously reimbursed from the Company to the Adviser that exceeds the 1.5% cap on gross proceeds currently raised. The Adviser also has offered not to seek reimbursement for amounts in excess of the 1.5% cap for the remainder of the offering. Finally, the Company has offered to provide disclosure to that effect in the Registration Statement to be filed with the SEC and in its financial statements.

44.           Please provide the analysis upon which the Company based its interpretation that the reimbursement for the offering costs submitted by the Adviser in the amount of approximately $1.0 million (the “Reimbursement”) was within the 1.5% cap set forth in Section 2(b) of the Investment Advisory Agreement (the “Agreement”) between the Company and CĪON Investment Management, LLC or its affiliates (the “Adviser”).

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Response: The Investment Advisory Agreement (the “Agreement”) between the Company and CĪON Investment Management, LLC (the “Adviser”) provides that “. . . after the Company meets the minimum offering requirement, the Adviser and certain of its affiliates will become entitled to receive 1.5% of gross proceeds raised until all offering costs and organization costs and any future offering or organization costs incurred have been recovered.” This 1.5% cap on offering and organization costs is a contractual provision of the Agreement, which the Company understands is not intended to memorialize a law or regulation applicable to the Company, but rather is a reflection of the marketplace for offerings similar to the Company’s. The Company further believes that the intent of this provision was to focus on the amount of such costs, rather than the timing of any such reimbursement.

In particular, the Agreement states that “the Adviser and certain of its affiliates will become entitled to receive 1.5% of gross proceeds raised .. . .” (emphasis added). The Agreement further provides that the Adviser and certain of its affiliates (which in this case is IIG) are entitled to reimbursement “. . . until all offering costs and organization costs and any future offering or organization costs incurred have been recovered.” (emphasis added). Based on this language, it is the Company’s view that the intent is for IIG to recover all of its current and future offering and organization costs and the Agreement allows flexibility with respect to when IIG requests reimbursement from the Company. In that regard, the Company believes the cap of 1.5% relates to gross proceeds from the offering (emphasis added), which the Company intends to continue for at least two years. Upon completion of the offering, the Company does not expect such reimbursements will exceed the cap, and therefore, respectfully submits that the Company’s reimbursement of $1.0 million of offering expenses is consistent with the manner in which the cap is intended to be applied.

Notwithstanding the foregoing, the Company does not believe that the Agreement specifically prohibits reimbursements that would exceed the 1.5% cap at any specific point in time during the offering so long as the cap is not exceeded upon completion of the offering. Over the course of a continuous offering, the sponsors of such offerings are incentivized to ensure that the offering is successful. Accordingly, such sponsors need the flexibility to manage the timing of any such reimbursements so that the offering is properly supported throughout its continuous term. The sponsors of the Company believe this approach to reimbursements is consistent with common practice for other non-traded vehicles, such as REITs.

The sponsor’s fundraising experience and the Company’s projected capital raise further supported the Company’s view that reimbursements to IIG would not exceed the 1.5% cap upon completion of the offering. The Company’s actual fundraising experience since breaking escrow supports such expectations. The Company currently has raised approximately $31 million in gross proceeds and expects to raise over $70 million by September of 2013. Therefore, as of September of 2013, only some nine months after breaking escrow, current projections show that current reimbursements by the Company will be below the 1.5% cap.

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45.           Did the Company or its outside legal counsel discuss the Reimbursement with Ernst & Young LLP, the Company’s independent registered public accounting firm (“E&Y”), before E&Y issued its audit opinion to the Company for the fiscal year ended December 31, 2012?

Response: The Company hereby confirms that members of the Company’s management team discussed the permissibility of the Reimbursement with its outside counsel, and, in turn, discussed the permissibility of the Reimbursement with E&Y prior to the issuance of E&Y’s audit opinion to the Company for the year ended December 31, 2012.

46.           Did the Company’s board of directors (the “Board”) approve the Reimbursement?

Response:  The Company’s Board has been regularly apprised of developments in the Company’s fundraising efforts, as well as involved in the review and approval of the Company’s financial statements.  At a meeting held on December 14, 2012, the Company’s management team provided the Board with an update regarding the Company’s fundraising efforts and the expected gross and net proceeds to be received on the date of the Company’s escrow break.  This update highlighted the Reimbursement. The Board considered this information in the context of approving the Company’s escrow break at such meeting.

47.           Please explain how the issuance of $1.0 million in shares of the Company’s common stock to IIG, an affiliate of the Company’s investment adviser, CIM, which was paid for by way of a net cash settlement in satisfaction of the $1.0 million of expenses due to be reimbursed to IIG, is consistent with the prohibition for selling shares for services or property under Section 23(a) of the Investment Company Act of 1940 (the “1940 Act”).

Response: The Company does not believe that the issuance of the shares to IIG by way of net cash settlement is prohibited by Section 23(a) of the 1940 Act.  The Company believes that the shares were issued for a fixed value and the net cash settlement is consistent with prior interpretations of the Staff.

Section 63 of the 1940 Act provides that Section 23 of the 1940 Act shall apply to a business development company (“BDC”), such as the Company, to the same extent as if it were a closed-end investment company, with certain exceptions.  Specifically, Section 23(a) prohibits closed-end investment companies from issuing their securities for services or for property other than cash or securities.  Section 23(a) is analogous to Section 22(g) of the 1940 Act, which imposes the same prohibition on open-end investment companies. In “SEC Interpretation: Matters Concerning Independent Directors of Investment Companies” (Release No. IC-240830), the Staff provided that open-end investment companies may issue shares of the company’s common stock directly to directors as compensation in lieu of a cash payment.  The Staff noted that this practice was not prohibited by Section 22(g) and provided that, “the staff would not recommend enforcement action to the Commission under Section 22(g) if funds directly compensate their directors with fund shares, rather than compensating the directors in cash and requiring them subsequently to purchase fund shares, provided that a fixed dollar value is assigned by the directors’ services prior to the time that the compensation is payable.”  The Staff, via footnote, expanded this interpretation to Section 23(a) and emphasized that the interpretation rests on the fact that the directors’ services are assigned a fixed dollar value prior to the time the compensation is paid.  In closing, and most importantly, the Staff noted that, “[t]he staff similarly believes that this method of compensation, which is functionally equivalent to paying the directors in cash, does not present the dangers of dilution and the overvaluation of services that Section 22(g) was designed to prevent.”

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In the present case, the net cash settlement of the purchase price of the shares of the Company’s common stock purchased by IIG against the payment due for offering expenses incurred and submitted for reimbursement by IIG is consistent with the interpretive guidance outlined above. The offering expenses were paid for in cash and, as the interpretive guidance provides, is the “functional equivalent” to paying for the shares in cash.  In other words, net cash settlement was effectively no different than IIG wiring money to the Company. Organization and offering expenses were incurred by the Company and recorded by the Company in its financial statements. As a result, the dollar value of the expenses was fixed. The interpretative guidance acknowledges that IIG did not need to submit the cash in order to be in compliance with Section 23(a) as long as there was a “fixed value.” Therefore, the transaction does not present the dangers of overvaluation of services or property, which both Section 22(g) and Section 23(a) are designed to prevent.

Furthermore, the net cash settlement did not create any issues regarding dilution or more favorable treatment, which is what Section 23(a) is intended to prevent. The Company received the same amount of value for the shares issued to IIG as received by other shareholders, and therefore there was no greater dilution or risk of dilution as a result of the transaction.

The Company believes that the manner in which the transaction was reported in the Company’s consolidated financial statements for the year ended December 31, 2012 does not control the legal interpretation of the nature of the transaction under Section 23(a).

48.          The Staff is requesting that the Company disclose that its expense reimbursements are limited to three factors- (1) 3 years, (2) the expense ratio in effect at the time the expenses were waived/reimbursed and (2) the distribution rate in effect at the time the expenses were waived/reimbursed.

Response: The Company has revised the disclosure accordingly.

* * *

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0281 or Lisa Morgan at (202) 383-0523.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus

cc:	Mr. Michael R. Manley/ CĪON Investment Corporation
Ms. Lisa A. Morgan/ Sutherland Asbill & Brennan LLP

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